Mail Stop 4561

November 20, 2009

Qiaozhen Chen
Principal Executive Officer
Genemen, Inc.
34721 Myrtle Court
Winchester, CA 92596

Re: **Genemen, Inc.**
        Form 10-KSB for the fiscal year ended May 31, 2009
        Filed on August 18, 2009
        File No. 000-52222

Dear Mr. Chen:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 9AT. Controls and Procedures, page 21

1. We note your statement that your chief executive officer and your chief financial officer "concluded that [y]our disclosure controls and procedures are <u>adequate</u> to ensure that information required to be disclosed in reports that you file or submit to the Securities and Exchange Commission (the "SEC") under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise your disclosures to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.   In addition, revise to

clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. Your disclosures do not appear to include management's report on internal controls over financial reporting as of May 31, 2009. If management has not yet performed its assessment, please tell us when you expect to complete your evaluation and amend your filing to provide management's report on internal control over financial reporting. We refer you to Item 308T of Regulation S-K and the information for small reporting businesses at http://sec.gov/info/smallbus.shtml and more particularly the SEC Staff Review of Common Financial Reporting Issues Facing Smaller Issuers at http://sec.gov/news/speech/2008/spch111708wc-slides.pdf. In addition, please explain how your failure to provide management's report on internal control over financial reporting impacts your assessment regarding the effectiveness of your disclosure controls and procedures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief